Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶 尊 電 商 有 限 公 司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

GRANT OF RESTRICTED SHARE UNIT AWARDS

Baozun Inc. (the “Company”, together with its consolidated subsidiaries and its affiliated consolidated entities, the “Group”) hereby announces that on December 2, 2022 (Hong Kong time), the Company granted restricted share unit awards (the “RSUs”) under the 2022 share incentive plan of the Company (the “2022 Plan”) to certain grantees (the “Grantees”), the details of which are set forth as follows.

Date of Grant:	December 2, 2022 (Hong Kong time) (the “Grant Date”)

Number of RSUs granted:	3,966,300

Number of underlying Class A ordinary shares of the Company (the “Shares”):	3,966,300 Shares

The Grantees:	35 Grantees who are all employees of the Group.

None of the grants are required to be disclosed on an individual basis pursuant to Rule 17.06A(2) of Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), which will become effective on January 1, 2023.

Purchase price:	The Grantees are not required to pay any purchase price for the Shares issuable under the RSUs.

Closing price of the Shares on the Grant Date:	HK$11.2 per Share for Shares traded on the Stock Exchange on December 2, 2022 (Hong Kong time), being the trading day on the Stock Exchange of the Grant Date.

US$4.34 per American depositary shares of the Company (the “ADS(s)”), for ADSs traded on the Nasdaq Global Select Market on December 1, 2022 (United States time), being the trading day on the Nasdaq Global Select Market immediately preceding the Grant Date.

Vesting period and conditions:	Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees, the vesting schedules are set as follows:

Number of Grantees(Note)	Number of RSUs	Vesting period	Circumstances for any shorter vesting period

34	3,531,300	15% of the RSUs shall	Not applicable
be vested on December
2, 2023; 25% of the
RSUs shall be vested
on December 2, 2024;
3 0 % of the RSUs
shall be vested on December 2, 2025；
the remaining 30%
of the RSUs shall be
vested on December 2,
2026
5	186,000	100% of the RSUs	Grants of
		shall be vested on	RSUs with
		February 1, 2023	performance-
based vesting
12	150,000	15% of the RSUs shall	conditions
		be vested on June	according to
		1, 2023; 25% of the	the terms and
		RSUs shall be vested	conditions of the
		on June 1, 2024; 30%	2022 Plan
of the RSUs shall
be vested on June 1,
2025; the remaining 30
% of the RSUs shall be
vested on June 1, 2026

	Number of Grantees(Note)	Number of RSUs	Vesting period	Circumstances for any shorter vesting period

	2	45,000

15% of the RSUs shall be vested on August 1, 2023; 25% of the RSUs shall be vested on August 1, 2024; 30 % of the RSUs shall be vested on August 1, 2025; the remaining 30% of the RSUs shall be vested on August 1, 2026

	2	54,000

15 % of the RSUs shall be vested on September 1, 2023; 25 % of the RSUs shall be vested on September 1, 2024; 30 % of the RSUs shall be vested on September 1, 2025; the remaining 30 % of the RSUs shall be vested on September 1, 2026

	* Note: Certain Grantees have been granted RSUs with different vesting schedule.

Clawback mechanism:	Subject to the terms and conditions in the 2022 Plan, the RSUs may be forfeited or clawbacked if the Grantees (i) seriously commit or persistently breach or not comply with any policy of the Group or any applicable laws and rules applicable to such Grantee, including but not limited to the applicable employee handbook; (ii) engage in intentional misconduct or gross negligence in such Grantee’s duties which result in a material loss of the Group; (iii) engage in any gross misconduct; or (iv) engage in any activity which is inimical, contrary or harmful to the interests of the Company.

The RSUs are subject to the terms and conditions of the 2022 Plan and award agreements applicable to the Grantees. Details of the 2022 Plan are set out in Appendix IV – The 2022 Plan of the circular of the Company dated October 5, 2022.

As of the date of this announcement, 13,522,124 Shares remained available for future grants under the 2022 Plan in accordance with the terms of the 2022 Plan.

By order of the Board Baozun Inc. Vincent Wenbin Qiu Chairman

Hong Kong, December 2, 2022

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

* for identification purposes only

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